Room 4561

April 3, 2006




Howard J. Nellor
President and Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA 90245


Re:	Peerless Systems Corporation
	Form 10-K for Fiscal year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
	File No. 000-21287


Dear Mr. Nellor:

              We have reviewed your response to our letter dated January 23, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended January 31, 2005

Critical Accounting Policies, page 30
Prior Comment No. 1

1. We note your response to prior comment no. 1 and the historical analysis of licensing costs accrued, paid and related adjustments. It is not evident from the analysis provided what the Company`s actual expense was for each period. For example in fiscal year 2003 the Company accrued $8.2 million and made a year end adjustment of $58 thousand. Was the $58 thousand adjustment made to true up the $8.2 million accrual estimate (i.e. the licensing costs expensed for the year) to the actual licensing costs based on information provided by OEM`s, or was it made to reflect the appropriate liability to third parties. If the adjustment was to record the appropriate liability and not the appropriate expense based on actual use by OEM`s, provide an analysis of the amounts expensed for each fiscal year and interim period compared to the amounts that should have been expensed based on actual use of third party IP by your OEM`s.

Item 9A.  Controls and Procedures, page 36
Prior Comment No. 3

2. We note your response to prior comment no.3 and that management determined deficiencies in disclosure controls and procedures existed as of April 30, 2005 and January 31, 2005.  Confirm that there were
no unrecorded adjustments as of April 30, 2005 and January 31,
2005
relating to the deficiencies in disclosure controls and procedures.
If there were unrecorded adjustments provide us your materiality analysis.

3. We note your materiality analysis and that the Company determined adjustments for product licensing accruals and excess ESPP purchased were not material for the three and six months ended July 31, 2005.
Expand your analysis to include the impact of these adjustments on cost of revenues, gross margins, gross profit percentage, operating expenses and earnings per share for the three and six months ended July 31, 2005.

4. In your materiality analysis adjustments for product licensing accruals and ESPP are netted. Considering you disclose separately on pages 29 and 30 of your 10-Q that each of these adjustments, individually, are not material, tell us why these adjustments are netted in evaluating the materiality of each adjustment, or revise your analysis to evaluate each adjustment individually and in the aggregate.



Note 1.  Organization, Business and Summary of Significant
Accounting
Policies, page F-7

Revenue Recognition, page F-10
Prior Comment No. 4

5. We note from your response to comment no. 4 that the Company recognizes revenue from controllers distributed through dealers upon sale to the end user. Tell us whether the dealers that sell controllers allow for or have a history of, accepting returns from end users. If so, explain why the sale through to the end user provides you a basis for recognizing revenue considering your response that you have been unable to establish a history regarding returns of products shipped to dealers. Address your consideration of SFAS 48.

Form 10-Q for the quarter ending October 31, 2005

Note 7.  Kyocera-Mita MOU, page 11
Note 1. Revenue recognition, page F-6
Prior Comment No. 14

6. We note your response to our comment no. 14 and that you are recognizing the arrangement fee for the service agreement with Kyocera Mita Corporation over the term of the agreement. Tell us/explain the following as it relates to this arrangement:

* What authoritative literature are you applying in accounting for this arrangement;
* The accounting significance if the Company does not provide the fixed number for hours per quarter for development and maintenance services;
* How the fair value of the arrangement has been allocated to each element:
* Whether you receive additional fees for target products developed under the arrangement;
* Clarify your accounting for maintenance services which may extend beyond the term of the arrangement. Include in you response the amount of the arrangement you have allocated to maintenance services and the period over which you are recognizing those services.
* How you have considered SFAS 68 in accounting for this arrangement.

       We may have further comment based on your response.

******

      	 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Thomas Ferraro, Senior Staff Accountant, at
(202) 551-3225 or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Sincerely,


      Kathleen Collins
							Accounting Branch Chief
Mr. Howard J. Nellor
Peerless Systems Corporation
April 3, 2006
Page 4